UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-40398

HIVE Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

As previously announced, on November 30, 2021, the Company completed a private placement (the "Private Placement") of 19,170,500 special warrants (the "Special Warrants"). In connection with the Private Placement, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Stifel Nicolaus Canada Inc., BMO Nesbitt Burns Inc., Canaccord Genuity Corp. and PI Financial Corp. A copy of the Underwriting Agreement is annexed to this Report as Exhibit 99.1

In connection with the Private Placement, on January 4, 2022, the Company filed in Canada an amended and restated short form base shelf prospects (the "Prospectus") and on January 7, 2022, the Company filed in Canada a supplement to the Prospectus (the "Prospectus Supplement"). The Prospectus Supplement qualifies for distribution in Canada of 19,170,500 units (the "Units") issuable upon exercise of the Special Warrants. Each Unit is comprised of one common share of the Company (a "Share") and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant").  Each Warrant is exercisable for one Share on or before May 30, 2024 at an exercise price of CAD$6.00 per Share.

The Prospectus was filed with the securities regulatory authorities in each Province and Territory of Canada. The Prospectus Supplement was filed with the securities regulatory authorities in each Province of Canada, except Québec. The offer and sale of the Special Warrants, the Units, the Shares and the Warrants (the "Offered Securities") have not been registered under the United States Securities Act of 1933, as amended. This Report on Form 6-K is not a prospectus and is not a solicitation or offer to buy or sell any securities in the United States.

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	Underwriting Agreement
99.2	News Release dated January 7, 2022
99.3	Material Change Report dated January 7, 2022

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:/s/ Darcy Daubaras

      Name: Darcy Daubaras

      Title: Chief Financial Officer

January 10, 2022